EXHIBIT 99.1

Westfield Financial and Chicopee Bancorp Announce Transformational Combination

First In-Market Merger in Hampden County in Over 25 Years

Holding Company to be Renamed Western New England Bancorp to
 Reflect Broad Reach and Market Focus

WESTFIELD and CHICOPEE, Mass., April 04, 2016 (GLOBE NEWSWIRE) -- Westfield Financial, Inc. (Nasdaq:WFD), the holding company for Westfield Bank (collectively “Westfield”), and Chicopee Bancorp, Inc. (Nasdaq:CBNK), the holding company for Chicopee Savings Bank (collectively “Chicopee”), today jointly announced the signing of a definitive merger agreement whereby Chicopee will merge with and into Westfield.  The merger will create the largest locally managed bank in Hampden County, Massachusetts and the second largest bank in terms of deposit market share in the county.  The combined company will have total assets of $2.1 billion, tangible equity of over $215 million and 21 branch locations serving customers throughout western Massachusetts and northern Connecticut.

Under the terms of the agreement, Chicopee shareholders will be entitled to receive 2.425 shares of Westfield common stock for each share of Chicopee common stock, equal to $20.42 per share, based on the closing price for Westfield common stock on April 4, 2016.  The common stock options of Chicopee will be converted into Westfield options with the same relative economic value and expiration date.  Upon closing, Westfield shareholders will own approximately 59% of stock in the combined company, and Chicopee shareholders will own approximately 41%. The transaction is valued at approximately $110 million in the aggregate, based on the closing price for Westfield common stock on April 4, 2016.

“We are excited to combine with such a strong partner as Chicopee,” stated James C. Hagan, President and Chief Executive Officer of Westfield.  “As we have gotten to know Bill Wagner and his team over time, we have been pleased at the commonality of our cultures, operating models and the customer service focus of our two institutions.  Although headquartered in the same county, we currently serve two distinct customer bases, which, when combined, will complement each other tremendously.  A merger of our two banks will be extremely favorable for the shareholders, customers, employees and communities of both institutions.”

Following completion of the transaction, James C. Hagan will be President and CEO of the combined company and Donald A. Williams will be Chairman of the Board. William J. Wagner, Chairman, President and CEO of Chicopee, will join the executive management team of Westfield, and will become Vice Chairman of the Board of Directors.  Four additional board members of Chicopee will also join the board of Westfield.  Following closing, the combined bank will do business under the Westfield Bank name, with the holding company to be renamed Western New England Bancorp with the Nasdaq trading symbol WNEB.  The Chicopee Savings Bank Charitable Foundation will remain in place with its original philanthropic mission in the greater Chicopee area unchanged.

“Westfield is the ideal partner for Chicopee,” stated Mr. Wagner.  “This is the first in-market merger our community has seen in over 25 years, and as such, will not result in a significant outflow of resources or shift the focus of our franchise elsewhere, but rather will intensify and strengthen our combined ability to serve our local markets, consumers and businesses that make both Westfield and Chicopee successful.  I look forward to our future together as a combined institution and to the substantial impact our bank will have in Western New England.”

“Westfield has a strong reputation in commercial business lending to large scale customers that will enhance our lending platform and ability,” Wagner continued.  “Moreover, the larger lending limit, breadth of product mix and deep and sophisticated support functions will allow our bank to be a major competitor in Western New England for years to come.”

The transaction is expected to be significantly accretive to the earnings per share of the combined institution, beginning in the first full year.  Initial tangible book value dilution of approximately 6% is expected to be earned back within five years, utilizing the crossover method.

The merger agreement has been unanimously approved by both of the Boards of Directors of Westfield and Chicopee.  Closing is anticipated to occur during the fourth quarter of 2016, subject to approval by the shareholders of both companies, receipt of required regulatory approvals and other customary closing conditions.

Griffin Financial Group, LLC acted as financial advisor to Westfield Financial, Inc. and rendered a fairness opinion to its Board of Directors.  Hogan Lovells US, LLP acted as legal counsel to Westfield. Piper Jaffray & Co. acted as financial advisor to Chicopee Bancorp, Inc. and rendered a fairness opinion to its Board of Directors.  Luse Gorman, PC acted as legal counsel to Chicopee.

Investor Conference Call
A joint conference call to discuss the transaction is scheduled for 10:30 a.m. Eastern Time (ET) on Tuesday, April 5, 2016. Those wishing to participate in the call may dial toll-free in the U.S. and Canada 888-461-2030 or international 719-457-1527 and use the access code 271228. A telephone replay of the call will be available through April 26, 2016 beginning at 2:30 p.m. ET by calling 866-375-1919 and entering conference number 5594697.  A presentation regarding the transaction will be discussed on this call and will be available for download at www.westfieldbank.com and at www.chicopeesavings.com on the investor relations page, and will also be filed on Form 8-K along with this press release with the Securities and Exchange Commission.

About Westfield Financial, Inc.
Westfield Financial, Inc. is a Massachusetts-chartered holding company and the parent company of Westfield Bank, Elm Street Securities Corporation, WFD Securities, Inc. and WB Real Estate Holdings, LLC.  Westfield Financial and its subsidiaries are headquartered in Westfield, Massachusetts and operate through 13 banking offices located in Agawam, East Longmeadow, Feeding Hills, Holyoke, Southwick, Springfield, West Springfield and Westfield, Massachusetts, and Granby and Enfield, Connecticut.  The Bank’s deposits are insured by the Federal Deposit Insurance Corporation.  To learn more, visit our website at www.westfieldbank.com.

About Chicopee Bancorp, Inc.
Chicopee Bancorp, Inc. is a bank holding company and the parent corporation of Chicopee Savings Bank, a Massachusetts stock savings bank headquartered at 70 Center Street, Chicopee, MA 01013. Chicopee Savings Bank provides a wide variety of financial products and services through its main office, seven branch offices located in Chicopee, Ludlow, West Springfield, South Hadley, and Ware in Western Massachusetts, and lending and operations center. Chicopee Savings Bank offers customers the latest technically advanced internet banking, including on-line banking and bill payment services. The Bank’s deposits are insured by the Federal Deposit Insurance Corporation and the Depositors Insurance Fund of Massachusetts. For more information regarding the Bank’s products and services, please visit our web site at www.chicopeesavings.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, expectations or predictions of future financial or business performance, conditions relating to Westfield and Chicopee, or other effects of the proposed merger on Westfield and Chicopee.  Forward- looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions.  These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements are made only as of the date of this press release, and neither Westfield nor Chicopee undertakes any obligation to update any forward-looking statements contained in this press release to reflect events or conditions after the date hereof.  Actual results may differ materially from those described in any such forward-looking statements.

In addition to factors previously disclosed in the reports filed by Westfield and Chicopee with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward looking statements or historical performance: the ability to obtain regulatory approvals and satisfy other closing conditions to the merger, including approval by shareholders of Westfield and Chicopee; the timing of closing the merger; difficulties and delays in integrating the business or fully realizing cost savings and other benefits; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of products and services; customer borrowing, repayment, investment and deposit practices; competitive conditions; economic conditions, including downturns in the local, regional or national economies; the impact, extent and timing of technological changes; changes in accounting policies or practices; changes in laws and regulations; and other actions of the Federal Reserve Board and other legislative and regulatory actions and reforms.

Important Additional Information and Where to Find It
Westfield intends to file with the SEC a Registration Statement on Form S-4 relating to the proposed merger, which will include a prospectus for the offer and sale of Westfield common stock as well as the joint proxy statement of Chicopee and Westfield for the solicitation of proxies from their shareholders for use at the meetings at which the merger agreement and merger will be considered.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  SHAREHOLDERS OF WESTFIELD AND CHICOPEE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT-PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  A free copy of the joint proxy statement-prospectus, as well as other filings containing information about Westfield and Chicopee, may be obtained at the SEC's website at http://www.sec.gov. In addition, copies of the joint proxy statement-prospectus can also be obtained free of charge by directing a request to Westfield Financial, Inc., 141 Elm Street, Westfield, MA  01086, attention:  Corporate Secretary (413) 568-1911, or from the “Investor Relations” section of Westfield’s web site at http://www.westfieldbank.com; or to Chicopee Bancorp, Inc., P.O. Box 300, 70 Center Street, Chicopee, Massachusetts 01014, attention: Corporate Secretary (413) 594-6692.

Westfield, Chicopee, and certain of their respective directors and executive officers may, under the rules of the SEC, be deemed to be "participants" in the solicitation of proxies from shareholders of Westfield and Chicopee in connection with the proposed merger.  Information concerning the interests of the persons who may be considered "participants" in the solicitation will be set forth in the joint proxy statement-prospectus relating to the proposed merger.  Information concerning Westfield’s directors and executive officers, including their ownership of Westfield common stock, is set forth in its proxy statement previously filed with the SEC on April 2, 2015.  Information concerning Chicopee’s directors and executive officers, including their ownership of Chicopee common stock, is set forth in its proxy statement previously filed with the SEC on April 15, 2015.  Shareholders may obtain additional information regarding interests of such participants by reading the registration statement and the joint proxy statement-prospectus when they become available.

Contacts

Westfield Financial, Inc.		(413) 568-1911
James C. Hagan	President and CEO
Leo R. Sagan, Jr.	Chief Financial Officer

Chicopee Bancorp, Inc.		(413) 594-6692
William J. Wagner	Chairman, President and CEO
Guida Sajdak	SVP and Chief Financial Officer